EXHIBIT 99.9
                                                                    ------------



AUDITORS' REPORT

To the Unitholders of Viking Energy Royalty Trust


We have audited the consolidated balance sheets of Viking Energy Royalty Trust (the "Trust) as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


[Signed]  "Deloitte & Touche L.L.P."

Chartered Accountants
Calgary, Alberta
February 26, 2003



                                                      VIKING ROYALTY TRUST    23

CONSOLIDATED STATEMENTS OF INCOME
AND ACCUMULATED EARNINGS


Years ended December 31 (audited - thousands of dollars)       2002        2001
--------------------------------------------------------------------------------
REVENUE
  Oil and natural gas                                     $ 134,697   $ 137,305
  Royalties                                                 (17,899)    (20,771)
                                                            116,798     116,534
--------------------------------------------------------------------------------
EXPENSES
  Operating                                                  36,057      35,417
  General and administrative (Note 12)                        4,759       3,998
  Management fee (Note 12)                                    2,877       3,009
  Internalization expense (Note 3)                            8,319          --
  Interest                                                    3,713       6,407
  Capital and other taxes (Note 14)                             600          70
  Depletion, depreciation and amortization                   48,117      40,329
  Future income tax recovery                                 (4,555)     (2,452)
--------------------------------------------------------------------------------
                                                             99,887      86,778
--------------------------------------------------------------------------------
Net income (Note 11)                                      $  16,911   $  29,756
--------------------------------------------------------------------------------
Accumulated earnings (deficit) - opening                     26,141      (3,393)
Unit option repurchases (Note 9)                                 --        (222)
--------------------------------------------------------------------------------
Accumulated earnings - closing                            $  43,052   $  26,141
================================================================================


24       VIKING ROYALTY TRUST

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (audited - thousands of dollars)       2002        2001
--------------------------------------------------------------------------------
ASSETS
Current assets
  Accounts receivable                                     $  20,991   $  17,922
  Prepaid expenses                                            2,599       2,008
--------------------------------------------------------------------------------
                                                             23,590      19,930
--------------------------------------------------------------------------------
Capital assets (Note 6)                                     365,512     379,332
Reclamation fund (Note 7)                                     2,944       2,036
Other investments                                             1,054       1,014
--------------------------------------------------------------------------------
TOTAL ASSETS                                              $ 393,100   $ 402,312
================================================================================

LIABILITIES
Current liabilities
  Accounts payable                                        $  17,301   $  16,361
  Unitholder distributions payable                            5,472       5,106
  Due to Related Party, cash portion (Note 3)                 2,750          --
  Due to Related Party, Unit portion (Note 3)                 4,367          --
  Current Portion Bank Loan (Note 8)                          7,731          --
--------------------------------------------------------------------------------
                                                             37,621      21,467

--------------------------------------------------------------------------------
Bank loan (Note 8)                                           85,037      87,037
Future income taxes (Note 15)                                38,130      40,639
Provision for site restoration                                3,150       2,047
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                           163,938     151,190
================================================================================

UNITHOLDERS' EQUITY
Unitholders' capital (Note 9)                               424,734     401,130
Accumulated earnings                                         43,052      26,141
Accumulated Unitholder distributions                       (238,624)   (176,149)
--------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                   229,162     151,190
--------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                 $ 393,100   $ 402,312
================================================================================


[Signed] "H. Douglas Hunter"                      [Signed] "Dale Blue"

H. Douglas Hunter                                 Dale Blue
Director and Chairman                             Director, and Chairman
of the Audit Committee                            of the Board



                                                      VIKING ROYALTY TRUST    25

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31 (audited - thousands of dollars)       2002        2001
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                $  16,911   $  29,756

Add items not involving cash:
  Depletion, depreciation and amortization                   48,117      40,329
  Equity income                                                  --         (12)
  Future income tax recovery                                 (4,555)     (2,452)
  Internalization Expense (Note 3)                            8,319          --
--------------------------------------------------------------------------------
Funds from operations                                        68,792      67,621

Changes in working capital                                   (2,152)      4,415
--------------------------------------------------------------------------------
                                                             66,640      72,036
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units (Note 9)                             24,899      78,211
Issue costs (Note 9)                                         (1,295)     (3,150)
Unit options repurchased (Note 9)                                --        (222)
Bank loan                                                     1,231      37,246
--------------------------------------------------------------------------------
                                                             24,835     112,085

INVESTING ACTIVITIES
Internalization Expense (Note 3)                             (1,202)         --
Acquisition of Landover (Note 4)                             (7,820)         --
Acquisition of Sedpex Partnership (Note 4)                       --     (42,415)
Acquisition of BXL Energy Ltd. (Note 4)                          --     (20,386)
Acquisition and disposals of oil and
   gas properties (Note 5)                                    5,134     (20,659)
Capital development expenditures                            (24,529)    (25,755)
Contributions to reclamation fund (Note 7)                     (908)       (855)
Other investments                                               (40)         (2)
--------------------------------------------------------------------------------
                                                            (29,365)    110,072)
--------------------------------------------------------------------------------

UNITHOLDER DISTRIBUTIONS                                    (62,110)    (74,049)
--------------------------------------------------------------------------------

CHANGE IN CASH                                            $      --   $      --
================================================================================


26       VIKING ROYALTY TRUST

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   STRUCTURE OF THE TRUST

     Viking Energy Royalty Trust (the 'Trust') is an open-end investment trust. The beneficiaries of the Trust are the holders of the Trust units (the 'Unitholders'). The Trust owns 100% of the outstanding units of a commercial trust, Viking Holdings Trust ('VHT') as well as all of the outstanding shares of Viking Energy Acquisitions Ltd. ('VEAL'). In addition, VHT owns the Sedpex Partnership (the 'Partnership') and owns all of the outstanding shares of Viking Energy Ltd. ('VEL') and Viking Landover Inc. ('VLI'). The purpose of the Trust is to acquire and hold royalties in oil and gas properties which results in the receipt of royalty, distribution and interest income from its subsidiaries.

     The Trust is managed by Viking Management Ltd. (the 'Manager'). The Manager receives a management fee pursuant to an Amended and Restated Management Agreement for its services, and also receives general and administration expenses as approved by the Board of Directors. As at December 31, 2002, the management fees had effectively been eliminated through the internalization of the Manager. The internalization transaction is described in note 3.

2.   SUMMARY OF ACCOUNTING POLICIES

     These consolidated financial statements are prepared following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions. Actual results could differ from those estimated.

     BASIS OF ACCOUNTING

     The Trust's consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Investments in significantly influenced companies are accounted for by the equity method.

     CAPITAL ASSETS

     The Trust follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in one Canadian cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

     DEPLETION, DEPRECIATION AND AMORTIZATION

     Capitalized oil and natural gas costs are depleted using the Unit-of-production method based on estimated proven reserves of oil and natural gas before royalties, as determined by management and reviewed by an independent reserve engineer, and capital costs plus estimated future development costs of proven undeveloped reserves less estimated salvage values of the production equipment. Natural gas reserves and production are converted to an equivalent volume of oil on an energy equivalent basis of 6 Mcf to 1 barrel of oil. Office furniture and computer equipment are amortized over their useful lives at 20-30% each year. Leasehold improvements are amortized over the term of the lease and do not exceed 10 years.

     FUTURE SITE RESTORATION AND ABANDONMENT COSTS

     The Trust has made a provision for estimated future site restoration and abandonment costs based on the Unit-of-production method using proved reserves. The periodic charge to the provision is included with depletion, depreciation and amortization. Actual site restoration and abandonment costs are charged against this provision.

     CEILING TEST

     The Trust applies a ceiling test to capitalized oil and natural gas costs to ensure that such costs do not exceed the estimated future net revenues from production of proved reserves, using prices and costs in effect at the Trust's year-end. Estimated future net revenues are calculated after deducting site restoration costs, general and administrative costs, income taxes and financing costs plus the costs of unproved properties less any impairment. Any capitalized costs in excess of the ceiling test amount are charged to earnings.


                                                      VIKING ROYALTY TRUST    27

     INCOME TAXES

     The Trust is a taxable entity for income tax purposes and is taxable on any taxable income that is not allocated to the Unitholders. A future income tax provision has been made in VEL on the acquisition of BXL Energy Ltd. ('BXL') and in VLI on the acquisition of Landover Energy Inc. ('Landover'). A future tax provision for inside tax basis is not provided in these consolidated financial statements as any taxable income of the Trust would be allocated to the Unitholders.

     Periodically, VEAL and VHT may incur current taxes and future income taxes depending on the timing of the expenditures and income tax deductions. Current taxes, if unrecoverable, will be deducted from cash distributions.

     FINANCIAL INSTRUMENTS

     The Trust uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense arising from corresponding contracts.

     STOCK-BASED COMPENSATION

     The trust has a Unit Option Plan, which is described in note 9. No compensation expense is recognized for this plan when Unit options are issued or exercised. Any compensation paid on exercise of Unit Options or purchase of Unit Options is credited to Unitholders' Capital. If Units or Unit options are repurchased, the excess of the consideration paid over the carrying amount of the Unit options cancelled is charged to retained earnings.

3.   INTERNALIZATION OF THE MANAGER

     Effective December 31, 2002, the Trust had acquired its Manager, Viking Management Ltd., through the acquisition of all Viking Management Ltd. shares. Total cost of the internalization is broken down as follows:

                                                                         ($000s)
     ---------------------------------------------------------------------------
     Cash consideration                                               $   2,750
     Trust Units to be Issued (Note 9)                                    4,217
     Retention expense to be issued in Trust Units                          150
     Retention expense paid in cash                                         550
     Related costs                                                          652
     ---------------------------------------------------------------------------
     Internalization Expense                                          $   8,319
     ---------------------------------------------------------------------------

     The management agreement with VML required the Trust to pay management and acquisition fees to VML of 3% of net production revenue less general and administrative expenses plus 1% of distributions and 1.5% of acquisition costs respectively. No fees were payable on dispositions of assets. The internalization transaction resulted in the elimination of all acquisition fees as of October 11, 2002 and the effective elimination of all management fees at December 31, 2002. The termination of the management contract was subject to a one year management fee buy out.

     The entire cost will be expensed by the Trust. Prior to closing, $550,000 of retention expenses were paid in cash by the Trust and $150,000 was satisfied in Trust Units at closing. As part of the purchase agreement, the Trust has also committed to pay additional retention amounts to senior management. The only condition to receive the retention amount is that the individual remain employed by a subsidiary of the Trust. If any member of senior management resigns before receipt of the retention amount, the balance owing to the respective individual is deemed to be forfeited. The committed costs for retention are payable in Trust Units and will be expensed by the Trust when paid as set out in the table below:

     ---------------------------------------------------------------------------
     January 2, 2004                                                  $ 433,250
     January 2, 2005                                                    133,250
     January 2, 2006                                                    133,250
     January 2, 2007                                                    133,250
     ---------------------------------------------------------------------------
     Future Retention Expense                                         $ 833,000
     ===========================================================================



28       VIKING ROYALTY TRUST

4.   BUSINESS ACQUISITIONS


     (i) Effective June 22, 2002, VLI, a wholly owned subsidiary of the Trust acquired 100% of the outstanding shares of Landover Energy Inc. ("Landover"). The shares of Landover were acquired by VLI for $6,385,000 in cash, which was financed through debt, plus severance and related costs of $1,435,000. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired at their net book value creating an excess purchase price of approximately $4.2 million, which has been assigned to property, plant and equipment acquired. Future income taxes reflect the difference between the purchase price and the tax basis acquired. On June 30, 2002, Landover was amalgamated with VLI.

           The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are as follows:

                                                                         ($000s)
           ---------------------------------------------------------------------
           Cash consideration                                             6,385
           Debt assumed                                                   4,500
           Severance and related expenses                                 1,264
           Management fee                                                   171
           ---------------------------------------------------------------------
           Total Purchase Price                                          12,320
           =====================================================================
           Purchase price allocation:
           Net working capital                                              328
           Future site restoration                                         (258)
           Future income taxes                                           (2,046)
           Capital assets                                                14,296
           ---------------------------------------------------------------------
           Total Purchase Price                                          12,320
           =====================================================================

     (ii) For the year ended December 31, 2001, the Trust purchased the remaining 50% direct and indirect interest in the Partnership not already owned by VHT and BXL Energy Ltd. effective January 1, 2001 and June 22, 2001 respectively.

           Both acquisitions were accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired at their net book value creating an excess purchase price of approximately $49 and $64 million respectively, which were assigned to the oil and gas properties acquired. Future income taxes were recorded on the difference between the value ascribed to the oil and gas properties and the tax basis acquired.

           The determination of the purchase price of the acquisitions and allocations to the net assets and liabilities of the acquired companies are as follows:

           ($000s)                                           BXL    Partnership
           ---------------------------------------------------------------------
           Value of Viking Trust Units issued             65,025         40,000
           Cash consideration                             15,253         41,000
           Debt assumed                                   14,449             --
           Related expenses and fees                       5,132          1,415
           ---------------------------------------------------------------------
           Total Purchase Price                           99,859         82,415
           =====================================================================
           Purchase price allocation:
           ---------------------------------------------------------------------
           Cash                                               --             80
           Net working capital (deficit)                    (686)          (263)
           Future site restoration                          (670)            --
           Future income taxes                           (43,111)            --
           Capital assets                                144,326         82,598
           ---------------------------------------------------------------------
           Total Purchase Price                           99,859         82,415
           =====================================================================


                                                      VIKING ROYALTY TRUST    29

5.   PROPERTY ACQUISITIONS AND DISPOSITIONS

     The following tables summarize the acquisitions and dispositions that were completed in 2002 and 2001 which were all completed for cash:

     2002                                             ($000s)    Effective Date
     ---------------------------------------------------------------------------
     Acquisitions:
     Consort                                           3,544   February 1, 2002
     Bellshill additional working interest             1,900       July 1, 2002
     Other                                               523            Various
     Acquisition fees paid to the Manager                113
     Transaction costs                                    64
     ---------------------------------------------------------------------------
     Total cost of acquisitions                        6,144
     ===========================================================================

     Dispositions:
     Cessford                                          4,014    January 1, 2002
     Minor working interests                           2,949    January 1, 2002
     East Pembina                                      1,578       July 1, 2002
     Other                                             2,737            Various
     ---------------------------------------------------------------------------
     Total proceeds from dispositions                 11,278
     ===========================================================================

     2001                                             ($000s)    Effective Date
     ---------------------------------------------------------------------------
     Acquisitions:
     Cessford working interest                           762    January 1, 2001
     Tweedie/Wappau                                   23,500       July 1, 2001
     Other                                               150            Various
     Acquisition fees paid to the Manager                364
     Transaction costs                                   412
     ---------------------------------------------------------------------------
     Total cost of acquisitions                       25,188
     ===========================================================================

     Dispositions:
     Plato                                             2,028        May 1, 2001
     Wilder                                            1,885    October 1, 2001
     Other                                               616            Various
     ---------------------------------------------------------------------------
     Total proceeds from dispositions                  4,529
     ===========================================================================

6.   CAPITAL ASSETS

     ($000s)                                            2002               2001
     ---------------------------------------------------------------------------
     Property, plant and equipment                   569,154            535,987
     Accumulated depletion and depreciation         (203,642)          (156,655)
     ---------------------------------------------------------------------------
     Property, plant and equipment (net)             365,512            379,332
     ===========================================================================

     The Trust does not capitalize any general and administrative expenses or interest unless it relates directly to the acquisition of capital assets. The ceiling test limits were calculated at each year end based on December 31, 2002 and December 31, 2001 prices, costs and reserves, and no write down was required at either date.

7.   RECLAMATION FUND

     A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per BOE of production. Actual abandonment and reclamation work undertaken in 2002 was funded from current period cash flow, and was not deducted from the fund balance. Contributions to the fund as shown below are deducted from cash available for distribution to Unitholders.

     ($000s)                                            2002               2001
     ---------------------------------------------------------------------------
     Reclamation fund, beginning of year               2,036              1,181
     Contributions                                       908                855
     Expenditures                                         --                 --
     ---------------------------------------------------------------------------
     Reclamation fund, end of year                     2,944              2,036
     ===========================================================================


30       VIKING ROYALTY TRUST

8.   BANK LOAN

     The Trust had two demand credit facilities under which it could borrow up to $140 million at December 31, 2002. These facilities are comprised of a syndicated revolving demand credit facility (the "Revolver") with a borrowing limit of $130 million, and a $10 million operating facility. Subsequent to year end the borrowing limits for the Revolver and the operating facility were increased to $210,000,000 and $15,000,000 respectively (Note 18(b)).

     The Revolver bears interest at bank prime plus 0.25% and is secured by a $300,000,000 floating charge oil and gas debenture granting to the bank a first mortgage and a security interest in, and to, all of the present and future acquired property and assets of VHT and VEAL. The Revolver is subject to an annual review and has a demand feature; however, repayments are not required if borrowings are not in excess of the borrowing base. Subsequent to year end, as a result of the acquisition of KeyWest Energy Corporation the floating charge was increased to $500,000,000 (Note 18(b)).

     The Revolver has been renewed to June 20, 2003. In the event that the revolving period is not extended in the future, the loan outstanding at June 20, 2003 is repayable over a two year term period. If the loan is called, then one twelfth of the loan balance becomes payable on each of December 31, 2003 and June 21, 2004, five twelfths of the loan is payable on December 31, 2004 and a final lump sum payment of the balance of the loan outstanding is due at the end of the term period. Any amounts drawn on the operating facility at the balance sheet date are classified as current.

9.   UNITHOLDERS' CAPITAL

     Authorized
     ---------------------------------------------------------------------------
     Unlimited number of Trust Units.
     Issued                                No. of Units (000)            ($000s)
     ---------------------------------------------------------------------------
     Balance December 31, 2000                        27,753            221,045
     Partnership acquisition (Note 3)                  4,700             40,000
     BXL acquisition (Note 3)                          7,225             65,025
     Public offering - July                            4,000             33,200
     Private Placements - October                      4,400             26,030
     Public offering - November                        2,760             17,526
     Unit Options                                        190              1,282
     DRIP                                                 28                172
     Less: Unit issue costs                               --             (3,150)
     ---------------------------------------------------------------------------
     Balance December 31, 2001                        51,056            401,130
     ---------------------------------------------------------------------------
     Public offering - March                           2,950             20,208
     Less: Unit issue costs                               --             (1,295)
     DRIP                                                338              2,341
     Unit Options                                        371              2,350
     ---------------------------------------------------------------------------
     Balance December 31, 2002                        54,715            424,734
     ===========================================================================

     DRIP PLAN

     The Trust has a Distribution Re-investment and Unit Purchase Plan referred to in combination as the DRIP plan. This plan allows for existing Unitholders to re-invest their distributions to receive additional Trust Units at 95% of the market price and to purchase additional Trust Units up to $3,000 per Unitholder per calendar year at the market price.

     UNIT OPTION PLAN

     The Trust has an option plan for directors and employees. On May 23, 2002 the Unitholders approved a revision to the Unit Option Plan (the "Plan"), which allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year. The Trust has determined that the amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.


                                                      VIKING ROYALTY TRUST    31

     The maximum number of Units authorized for grants of options is 5,400,000. Options vest 20% immediately upon granting and 20% each of the next four years on the anniversary date. The options have ten-year terms with expiry dates of August 2009 through December 2012. The weighted average remaining contract term of the options at December 31, 2002 is 8.5 years. Repurchased options during 2001 totalled 95,000 options with an average exercise price of $6.25 per option for a total cost of $221,500. The exercise price of the options outstanding at December 31, 2002 ranged from $6.10 to $8.55 (2001 - $6.20 to $8.55). The number of Units and exercise prices of options are detailed in the table below:

     (000s - except per unit amounts)              2002                           2001
     ----------------------------------------------------------------------------------------------
                                             UNIT    WEIGHTED AVERAGE       Unit   Weighted Average
                                          OPTIONS      EXERCISE PRICE    Options     Exercise Price
     ----------------------------------------------------------------------------------------------
     Beginning of year                      2,285            $   7.59      1,062           $   6.39
     Granted                                1,647            $   6.91      1,538           $   8.24
     Exercised                               (371)           $   6.38       (190)          $   6.75
     Cancelled/Repurchased                   (174)           $   7.99       (125)          $   6.69
     ----------------------------------------------------------------------------------------------
     Outstanding before ratchet-down        3,387            $   7.37      2,285           $   7.59
     Ratchet-down reduction                    --            $  (0.56)        --                 --
     ----------------------------------------------------------------------------------------------
     Outstanding, end of year               3,387            $   6.81      2,285           $   7.59
     ==============================================================================================
     Excercisable before ratchet-down       1,062            $   7.49        446           $   7.52
     Ratchet-down reduction                    --            $  (0.59)        --                 --
     ----------------------------------------------------------------------------------------------
     Exercisable,end of year                1,062            $   6.90        446           $   7.52
     ==============================================================================================

     Effective January 1, 2002, the Trust adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook for stock-based compensation. These recommendations are required to be applied on a prospective basis for new Unit Options granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over a vesting period. Options are always issued at the market price of the grant date, therefore, no compensation cost has been provided in the statement of income.

     Since the fair value of the options can not be determined due to the nature of the ratchet down feature, pro-forma compensation cost has been determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the twelve months ended December 31, 2002 net income would be reduced by $211,000.

10.  UNITHOLDER DISTRIBUTIONS

     ($000s except per Unit amounts and Trust Unit amounts       2002                          2001
     ----------------------------------------------------------------------------------------------
     Funds from operations                                $    68,792                   $    67,621
     Contributions to reclamation fund                           (908)                         (855)
     Sale of royalty interest                                      --                         4,061
     ----------------------------------------------------------------------------------------------
     Cash available for distribution                           67,884                        70,827
     Cash funded from/(applied to) debt                        (5,409)                        2,499
     ----------------------------------------------------------------------------------------------
     Unitholder distributions declared                    $    62,475                   $    73,326
     ----------------------------------------------------------------------------------------------
     Unitholder distributions, per Unit                   $      1.16                   $      1.84
     ----------------------------------------------------------------------------------------------
     Weighted average number of Trust Units                53,815,175                    39,894,484
     ==============================================================================================

     The Trust is required under the Trust indenture to pay monthly distributions to Unitholders from its cash flow from operations after deducting certain items. Distributions are declared to Unitholders of record on the last day of the month and paid on the 15th day of the following month. Total cash distributions paid to Unitholders in 2002 were $62,110,000 (2001 - $74,049,000). Distributions paid to Unitholders who held Trust Units December 31, 2001 through November 30, 2002 were $1.16 per unit (2001 - $2.02) based on the number of Units outstanding at the end of each month.


32       VIKING ROYALTY TRUST

11.  NET INCOME, FUNDS FROM OPERATIONS AND CASH AVAILABLE FOR DISTRIBUTION PER
     UNIT

     ($ per unit)                                            2002          2001
     ---------------------------------------------------------------------------
     Net income
        Basic   (a)                                          0.31          0.75
        Diluted (b)                                          0.31          0.74
     Funds from operations
        Basic   (a)                                          1.28          1.70
        Diluted (b)                                          1.28          1.69
     Cash available for distribution
        Basic   (a)                                          1.26          1.78
        Diluted (b)                                          1.26          1.77
     ---------------------------------------------------------------------------

     (a) Basic net income, funds from operations and cash available for distribution per unit amounts are calculated using the weighted average number of Units outstanding for the year which was 53,815,175 (2001 - 39,894,484).

     (b) Diluted calculations include additional Trust Units for the dilutive impact of the Trust Unit Options. The diluted number of Units outstanding used to calculate diluted amounts under the treasury stock method was 53,958,400 (2001 - 40,084,717). Calculations of diluted Units exclude 1,280,950 Unit Options in 2002 (1,335,950 Unit Options in 2001) which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating diluted per unit amounts.


12.  RELATED PARTY TRANSACTIONS

     The Manager, pursuant to an amended and restated management agreement dated October 24, 1997, provided management, advisory and administrative services to the Trust and all of its subsidiaries. The Manager was paid $2,877,000 (2001 - $3,009,000) as a management fee in return for these services.

     In 2002, the Manager was paid $5,442,000 (2001 - $4,878,000) for general and administrative expenses incurred on behalf of the Trust. General and administrative expenses are presented on the statement of income net of overhead recoveries of $1,316,000 (2001 - $880,000), which are for the benefit of the Trust.

     The Manager received an additional $284,000 (2001 - $3,049,000) in fees as a result of the acquisitions made in 2002. This amount has been included in the capital costs of the acquisitions. The manager has no entitlement to receive disposition fees. As of December 31, 2002 the Manager was acquired by the Trust. As a result of this acquisition, all acquisition fees were eliminated as of October 31, 2002. All management fees were eliminated as of December 31, 2002. As of December 31, 2002, general and administrative expenses are paid directly by a subsidiary of the Trust. Refer to Note 3 for a description of the internalization.


13.  CASH INTEREST PAID

     Cash interest paid during 2002 was $3,739,000 (2001 - $6,595,000).


14.  INCOME AND CAPITAL TAXES

     VEAL, VEL, VLI, Frobisher Petroleums Ltd., Pathfinder Resources Ltd. and VHT are subject to income taxes however, none were payable in 2002 or 2001 since the acquisitions of BXL and the Landover group of companies. All corporate subsidiaries of the Trust are subject to Federal Large Corporations Tax, and an amount of $600,000 for 2002 ($70,000 in 2001) was paid and was charged to current operations.


15.  FUTURE INCOME TAXES

     Future income taxes are recorded to the extent that they were created on the business acquisitions of BXL and Landover and are recovered as the assets are depleted. Future income taxes are recorded on the difference between the value ascribed to the oil and gas properties and the tax basis acquired. The entire balance of $38,130,000 relates to these differences.



                                                      VIKING ROYALTY TRUST    33

16.  FINANCIAL INSTRUMENTS

     COMMODITY SWAP CONTRACTS

     The Trust uses commodity and foreign exchange swap contracts to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the period ended December 31, 2002 of $2,804,000 (2001 - income of $2,990,000). This amount is included in oil and natural gas revenue.

     The Trust has also entered into power hedging contracts to manage its exposure to increasing power costs. The result of this was net hedging income for the year of $127,000 (2001 - loss of $2,310,000). This amount is included in operating costs.

     The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

     At December 31, 2002 the Trust had the following swap contracts in place, which are settled on a monthly basis. (Subsequent to year end additional contracts were in place as described in note 18(c)):

     COMMODITY                       QUANTITY                     PERIOD                      PRICE
     ----------------------------------------------------------------------------------------------
     Crude Oil Swaps              500 bbl/day        Jan. 1 - Dec. 31/03              $24.38 US/bbl
     Crude Oil - collars        2,000 bbl/day        Jan. 1 - Mar. 31/03        Floor $25.00 US/bbl
                                                                              Ceiling $29.03 US/bbl
                                1,500 bbl/day        Apr. 1 - Jun. 30/03        Floor $24.17 US/bbl
                                                                              Ceiling $29.04 US/bbl
                                  500 bbl/day         Jul.1 - Dec. 31/03        Floor $20.00 US/bbl
                                                                              Ceiling $25.00 US/bbl
                                2,500 bbl/day        Jan. 1 - Dec. 31/03    2nd Floor $18.22 US/bbl
                                                                            1st Floor $22.60 US/bbl
                                                                              Ceiling $26.94 US/bbl
     Foreign Exchange          $45,190 US/day        Jan. 1 - Dec. 31/03                 $1.587 CDN
     Natural Gas Swaps
     - Financial                4,741 Mcf/day        Jan. 1 - Oct. 31/03                  $4.38/Mcf
     - Physical                 2,090 Mcf/day        Jan. 1 - Oct. 31/03                  $5.57/Mcf
     - 50% Participating        3,225 Mcf/day        Jan. 1 - Oct. 31/03            Floor $5.43/Mcf
     Natural Gas - collar       3,957 Mcf/day        Jan. 1 - Dec. 31/03            Floor $4.83/Mcf
                                                                                  Ceiling $6.42/Mcf
                                4,741 Mcf/day        Jan. 1 - Oct. 31/03        2nd Floor $4.11/Mcf
                                                                                1st Floor $4.80/Mcf
                                                                                  Ceiling $8.35/Mcf
     Power                     2 megawatts/hr     Jan. 1/02 - Dec. 31/03                 $40.60/Mwh
     Interest rate (a)            $30,000,000       Jan 1/03 - Jan 15/03                     3.355%
     ----------------------------------------------------------------------------------------------

     (a) Rate includes a fixed interest rate of 2.105% plus stamping fees of 1.25%. The Trust has recognized interest hedging gains of $136,000 for the year ended December 31, 2002. Interest hedging gains are recognized as a reduction of interest expense.

     FAIR VALUES

     At December 31, 2002, the fair market value of all of the Trust's financial instruments, except for those noted above, approximate their carrying value due to the short-term maturity of these instruments. The value of long-term debt approximates its carrying value as the cost of borrowing approximates the market rate for similar borrowings.


     CREDIT RISK

     The Trust conducts interest rate swap contracts only with major Canadian financial banking institutions. Commodity hedging contracts are placed with major Canadian financial institutions or with major crude oil marketing firms that market the Trust's physical product, and that meet credit ratings as provided by the risk management guidelines of the Trust.


34       VIKING ROYALTY TRUST

17.  COMMITMENTS

     Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2002 are:

     ---------------------------------------------------------------------------
     2003                                                            $   993,000
     2004                                                                582,000
     2005                                                                 89,000
     2006                                                                 35,000
     2007                                                                  1,000
     ---------------------------------------------------------------------------
     Total commitments                                               $ 1,700,000
     ===========================================================================

     At December 31, 2002 the Trust had standby letters of credit with the Power Pool of Alberta and Atco Electric for $2,020,000 and $149,000 respectively.


18.  SUBSEQUENT EVENT


     (a)  CONVERTIBLE DEBENTURES

     On January 15th 2003 the Trust issued $75 million of 10.5% extendible convertible unsecured subordinated debentures (the "Convertible Debentures"). The initial maturity date of the convertible debentures was April 30, 2003 and the debentures were automatically extended to January 31, 2008 upon completion of the acquisition of KeyWest Energy Corporation ("KeyWest" - see Note 18(b)). The Convertible Debentures pay interest semi-annually on January 31 and July 31 with the first interest payment occurring on July 31, 2003 and are convertible at the option of the holder into Trust units of the Trust at a conversion price of $7.25 per Trust unit plus accrued and unpaid interest. As a result of the Trust's option to settle the obligation in Trust Units, the Debentures qualify for equity treatment under Canadian GAAP. The Debentures will be recorded as an increase to Unitholders equity and interest payments will be treated as a reduction of retained earnings. The net proceeds of the Debentures were $71.5 million after underwriter fees of $3 million and issue costs of $500,000. The net proceeds of the offering were applied against the Trust's bank borrowings and ultimately were used to finance the cash portion of the KeyWest acquisition


     (b)  ACQUISITION OF KEYWEST ENERGY CORPORATION

     On February 25th, 2003, the shareholders of KeyWest voted in favor of a plan of arrangement (the "Plan"), under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $3.65 per share payable on the basis of 0.5214 Viking trust units to a maximum aggregate of 28 million units and $3.65 per share in cash to a maximum aggregate cash amount of $66 million. The total purchase price will be approximately $320 million including assumed net debt of approximately $80 million. KeyWest shareholders will also receive, for each ten shares of KeyWest, one share of Luke Energy Ltd., which was created from certain assets of KeyWest as set out in the Plan. The acquisition closed on February 26, 2003.

     In combination with this acquisition the Trust has increased its borrowing limits on its revolving and operating credit facilities to $210,000,000 and $15,000,000 respectively for a total borrowing capacity of $225,000,000. The combined properties of the Trust now have a floating charge oil and gas debenture granting to the bank a first mortgage and a security interest for $500,000,000.

     (c)  FINANCIAL INSTRUMENTS

     Subsequent to December 31, 2002, the Trust entered into additional financial instrument contracts as follows:

     COMMODITY                       QUANTITY                     PERIOD                      PRICE
     ----------------------------------------------------------------------------------------------
     Oil - collars             1,000 bbl/day      Jul. 1/03 - Jun. 30/04    2nd Floor $21.50 US/bbl
                                                                            1st Floor $24.50 US/bbl
                                                                              Ceiling $31.10 US/bbl
     Natural Gas Swap
     - Physical                3,013 MCF/day      Feb. 1/03 - Dec. 31/03                  $6.72/Mcf
                               1,896 MCF/day      Jan. 1/04 - Mar. 31/04                  $7.09/Mcf


     Natural Gas - collar      948 MCF/day        Nov. 1/03 - Oct. 31/04            Floor $5.27/Mcf
                                                                                1st Floor $6.33/Mcf
                                                                                  Ceiling $7.65/Mcf
     ----------------------------------------------------------------------------------------------




                                                      VIKING ROYALTY TRUST    35